September 25, 2013

Andrew D. Mew

Accounting Branch Chief

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Energy, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-32953

Dear Mr. Mew:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the responses of Atlas Energy, L.P. (“Atlas Energy” and the “Registrant”) to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 30, 2013 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Atlas Energy, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Combined Statements of Comprehensive Income (Loss), page 105

1.	We note your response to comment 1 in our letter dated August 19, 2013. Notwithstanding your materiality assessment, we believe that the total mix of information, including all of the quantitative and qualitative factors considered, necessitates an amendment to the Atlas Energy L.P. Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the quarterly period ended March 31, 2013. Please amend the aforementioned filings to present your consolidated combined statements of comprehensive income (loss) in accordance with ASC 220.

Response: The Registrant acknowledges the Staff’s comment that two subtotals (Comprehensive income attributable to the non-controlling interest, and total comprehensive income) required by ASC 220 were not included within the Consolidated Combined Statements of Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010 included in the Atlas Energy

Letter to Andrew D. Mew

September 25, 2013

L.P. Form 10-K for the year ended December 31, 2012 (“2012 Form 10-K”). In this response letter, we will specify in further detail why we believe that this matter is more appropriately addressed in future filings through “revisions” of previously filed financial statements as discussed in SAB 108, as opposed to amendment of the 2012 Form 10-K or the Form 10-Q for the quarterly period ended March 31, 2013(“2013 Form 10-Q”).

To conclude that a revision per SAB 108 is appropriate, one must address materiality. FASB Concepts Statement No. 2 indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

The Supreme Court in TSC Industries v. Northway, Inc. held that a fact is material if there is “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

In jointly summarizing the abovementioned conclusions reached in FASB Concepts Statement No. 2 and by the Supreme Court, SAB 99 concludes that “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances,’ as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court.”

The Registrant believes that the judgment of a reasonable person relying on the Consolidated Combined Financial Statements included in the 2012 Form 10-K and the 2013 Form 10-Q would not have been changed or influenced by the correction of the presentation of the Consolidated Combined Statements of Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010, and the quarterly periods ended March 31, 2013 and 2012, respectively, included therein, nor would there be a substantial likelihood that a reasonable investor would conclude that an amendment of the 2012 Form 10-K or the 2013 Form 10-Q to change the presentation of such Consolidated Combined Statements of Comprehensive Income (Loss) would significantly alter the “total mix” of available information. Atlas Energy L.P.’s belief is based upon the following:

a.	the issue is isolated to the form of presentation of the Consolidated Combined Statements of Comprehensive Income (Loss), and is not pervasive in nature. No changes are required to the Consolidated Combined Balance Sheets, or Statements of Operations, Partners’ Capital or Cash Flows;

b.	as indicated on pages 119 and 120 of the 2012 Form 10-K and page 16 of the 2013 Form 10-Q, the registrant has only one component of other comprehensive income—derivative instruments accounted for as cash flow hedges;

Letter to Andrew D. Mew

September 25, 2013

c.	although the Consolidated Combined Statements of Comprehensive Income (Loss) do not provide a total for comprehensive income attributable to non-controlling interests, the line item descriptions included in the Consolidated Combined Statements of Comprehensive Income (Loss) clearly identify those two individual amounts of (1)net income (loss), and (2) other comprehensive income (loss) that are attributable to the non-controlling interests, and which would be summed by a reader to arrive at comprehensive income attributable to the non-controlling interests. See “Income attributable to non-controlling interest” and “changes in non-controlling interest related to items in other comprehensive income (loss)” on page 105 of the 2012 Form 10-K. Similarly, such amounts are clearly apparent in the Consolidated Statement of Partners’ Capital found on pages 106 and 107 of the 2012 Form 10-K and on page 6 of the 2013 Form 10-Q, under the “Non-controlling Interest” column. The two components of comprehensive income attributable to non-controlling interests are readily identified as such, and allow the reader to readily determine the sum thereof;

d.	the Consolidated Combined Statements of Comprehensive Income (Loss) included in the 2012 Form 10-K and the 2013 Form 10-Q reconcile to a total described as comprehensive income(loss) attributable to common limited partners. Although this descriptive caption could be changed to more closely align with the terminology used in ASC 220, the related total dollar amounts do not change whether the statements are revised or amended. To an existing or potential investor, it would seem as though the total amounts attributable to the common limited partners (or “Parent”, as used in ASC 220) are the most relevant caption included within the Consolidated Combined Statements of Comprehensive Income (Loss). The registrant will change the caption to “comprehensive income attributable to parent” in the proposed revision to more closely align with the terminology used in ASC 220; however the dollar amounts would remain unchanged;

e.	the Registrant has not undertaken any public debt or equity offerings in 2013, nor are any anticipated throughout the remainder of 2013, as such activities are undertaken at its operating subsidiaries which are also publicly held entities, Atlas Resource Partners, L.P. and Atlas Pipeline Partners, L.P;

f.	the incorrect format of the Consolidated Combined Statements of Comprehensive Income (Loss) has no impact on earnings trends, does not hide a failure to meet analysts’ consensus expectations, does not change a loss into income or vice versa, has no impact on the Registrant’s compliance with loan covenants or other contractual requirements, does not increase management’s compensation, nor does it conceal an unlawful transaction; and

Letter to Andrew D. Mew

September 25, 2013

g.	the Registrant is a Master Limited Partnership. Primary metrics, among others, used by analysts and potential investors in Master Limited Partnerships are EBITDA and distributable cash flow, neither of which are impacted by the form of presentation of the Consolidated Combined Statements of Comprehensive Income (Loss). As such, it would not be expected that amending the 2012 Form 10-K or the 2013 Form 10-Q to change the presentation of the Consolidated Combined Statements of Comprehensive Income (Loss) would impact the volatility in price of the Registrant’s securities.

The Registrant does not dispute that the form of presentation of the Consolidated Combined Statements of Comprehensive Income (Loss) was not in complete accordance with the requirements of ASC 220. However, for the reasons indicated above, in addition to those included in our previous correspondence to you, we believe that when the “total mix” of information is considered, including those elements discussed within SAB 99 and SAB 108, that amendments of the 2012 Form 10-K and the 2013 Form 10-Q are not warranted. We believe that “revisions” of such statements in future filings would be more appropriate. We respectfully request that you reconsider your determination included in your letter of August 30, 2013 that the 2012 Form 10-K and the 2013 Form 10-Q referenced above be amended.

If you have any questions or comments regarding this letter, please contact Sean McGrath at (215) 832-4130.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath
Chief Financial Officer
Atlas Energy, L.P.

4